SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Prothena Corporation plc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G72800108

(CUSIP Number)

                                   December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G72800108	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Investment Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,310,511 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,310,511 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,310,511 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.9% (See Item 4)
12	TYPE OF REPORTING PERSON OO

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CUSIP NO. G72800108	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,310,511 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,310,511 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,310,511 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.9% (See Item 4)
12	TYPE OF REPORTING PERSON IN

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CUSIP NO. G72800108	SCHEDULE 13G

Item 1(a).	Name of Issuer:

Prothena Corporation Public Limited Company (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Adelphi Plaza
Upper George’s Street
Dún Laoghaire
Co. Dublin, A96 T927, Ireland

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 4 to Schedule 13G is being filed jointly by Woodford Investment Management Ltd (the “Reporting Person”) and Neil Woodford, the Head of Investment for the Reporting Person. The joint filing agreement of the Reporting Person and Mr. Woodford is attached as Exhibit 1 to this Amendment No. 4 to Schedule 13G. The filers of this statement are collectively referred to herein as the “Group.”

The principal business office of the Reporting Person and Mr. Woodford is 9400 Garsington Road, Oxford, OX4 2HN, UK. The Reporting Person and Mr. Woodford are citizens of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP Number:

G72800108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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CUSIP NO. G72800108	SCHEDULE 13G

Item 4.	Ownership.

(a)	Amount beneficially owned:

The members of the Group may be deemed to have beneficial ownership of 10,310,511 shares of Common Stock. Mr. Woodford, who by virtue of acting as Head of Investments for the Reporting Person may be deemed to share beneficial ownership of such Common Stock with the Reporting Person, expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Person, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

Based on 34,488,428 shares of Common Stock of the Issuer issued and outstanding as of as of October 21, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016, the members of the Group hold approximately 29.9% of the issued and outstanding shares of Common Stock of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 10,310,511

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 10,310,511

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CUSIP NO. G72800108	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. G72800108	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

WOODFORD INVESTMENT MANAGEMENT LTD

	By:	/s/ Simon Osborne
	Name:	Simon Osborne
	Title:	Head of Compliance and
Authorized Signatory

/s/ Neil Woodford
Neil Woodford

This Amendment No. 4 to Schedule 13G is being jointly filed by Woodford Investment Management Ltd (“WIM”) and Neil Woodford. WIM is an investment manager, authorized and regulated by the Financial Conduct Authority, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Reporting Person. Mr. Woodford, as a controlling person of WIM, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by WIM. Securities reported on this Amendment No. 4 to Schedule 13G as being beneficially owned by WIM were purchased on behalf of its clients.

Pursuant to Rule 13d-4, Mr. Woodford declares that the filing of this Amendment No. 4 to Schedule 13G shall not be deemed an admission by that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment No. 4 to Schedule 13G.

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CUSIP NO. G72800108	SCHEDULE 13G

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 14, 2017

WOODFORD INVESTMENT MANAGEMENT LTD

	By:	/s/ Simon Osborne
	Name:	Simon Osborne
	Title:	Head of Compliance and
Authorized Signatory

/s/ Neil Woodford
Neil Woodford